[On International Automated Systems, Inc. Letterhead]

May 16, 2006

Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
Room 4561
Securities and Exchange Commission
Washington, D.C. 20549

Re:	International Automated Systems, Inc.
Form 10-KSB/A for the Fiscal Year Ended June 30, 2005
Filed February 21, 2006
Form 8-K filed February 21, 2006
File No. 033-16531-D

Attn.	Mark Kronforst

Dear Mr. Skinner:

Please be advised of the following in the context of the SEC comments and correspondence with our Company.

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	The Company’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise me if you have any questions.

Very truly yours,

Neldon Johnson